Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

September 9, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Registration Statement on Form SB-2

Ladies and Gentlemen:

We enclose for filing pursuant to the Securities Act of 1933, as amended, a Registration Statement on Form SB-2 Amendment No. 1, together with exhibits thereto covering the offer and sale of up to 7,290,000 shares of our common stock.  Answers to your comments of your letter June 2, 2005 are as follows:

Selling Security Holders, page 12

1.

Disclosure throughout the prospectus indicates that you are registering 7,290,000 shares of common stock to be sold by selling shareholders. The table of selling shareholders indicates that shareholders are offering a total of 7,533,000 shares. Please reconcile and revise your disclosure as appropriate.

Answer: The table of selling shareholders has been revised to offer 7,290,000 shares.

Financial Statements, page F-1

2.

Your anticipated effective date does not fall within 90 days subsequent to the end of the fiscal year included in your registration statement. Please update your financial statements to include your balance sheet, statements of operations and accumulated earnings and cash flows as of December 31, 2004 and for the year then ended and your interim financial statements for the three month period ended March 31, 2005. See Rule 3-12(a) of Regulation S-X.

Answer: We have included our financial statements as of December 31, 2004 and interim financial statements for the 6 month ended June 30, 2005.

We will be couriering 3 hard copies of Form SB-2 and 3 hard copies red lined tracking all changes which have been made for your review.  Thank you.

Very truly yours,

/s/ Yulong Guo

Yulong Guo, President